U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI  53202

March 28, 2003

VIA EDGAR TRANSMISSION


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Mr. Dominic Minore

         RE:      Professionally Managed Portfolios (the "Trust")
                  CIK:  0000811030
                  1933 Act File No. 33-12213
                  1940 Act File No. 811-05037

         REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM RW


Dear Mr. Minore:

On behalf of Professionally Managed Portfolios (the "Trust"), I am hereby transmitting for filing a request for withdrawal of Registration Statement under the Securities Act of 1933 and under the Investment Company Act of 1940 to the Trust's Registration Statement on Form RW.

The Trust's filing was mistakenly submitted under an N-1A template as opposed to
the   correct   485(a)   template   on  March   27,   2003   (accession   number
0000894189-03-000443).

In the Trust's desire to accomplish the filing correctly, the Trust's filer will resubmit the filing under the correct template upon filing of this request for withdrawal. To avoid any confusion, please withdraw the N-1A filing pursuant to Rule 477(a) under the Securities Act of 1933.

Thank you for your attention to this matter. If you have any questions regarding this filing, please call the undersigned at (414) 765-5344.

Sincerely,



/s/ Chad E. Fickett, Esq.
--------------------------
    Chad E. Fickett